Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

By Scott Patterson and Amrith Ramkumar

May 22, 2021 12:00 am ET

Some of the world’s biggest companies and deepest-pocketed investors are lining up trillions of dollars to finance a shift away from fossil fuels.

Assets in investment funds focused partly on the environment reached almost $2 trillion globally in the first quarter, more than tripling in three years. Investors are putting $3 billion a day into these funds. More than $5 billion worth of bonds and loans designed to fund green initiatives are now issued every day. The two biggest U.S. banks pledged $4 trillion in climate-oriented financing over the next decade.

“We’ve reached the tipping point and beyond,” said James Chapman, chief financial officer at Dominion Energy Inc., D 1.28% one of the country’s biggest utilities. Dominion, which has begun issuing green bonds, is planning to spend $26 billion or more on clean energy such as wind and solar in the next five years.

After years of intermittent excitement followed by fizzled expectations, green finance is now looking less like the niche interest of socially conscious investors and more like a sustainable gold rush. Driven by surging valuations for electric-vehicle companies such as Tesla Inc. TSLA -1.01% and startup battery producers, banks and investors are betting the transition from fossil fuels is here to stay, and that they can make money by getting behind it, further entrenching the shift.

Behind the geyser of capital is a confluence of forces. Big money managers see opportunities for substantial profits, and they also worry about financial risks associated with climate change. Many of their clients—giant pension funds and fast-trading young investors alike—want to put their wallets behind projects that aim to curb environmental damage.

And many governments around the world are boosting spending on environmental issues and instituting new regulations on the carbon emissions that contribute to climate change. The Biden administration has proposed spending billions of dollars to address climate change. Such moves provide momentum to the investment wagers of the private sector, accelerating the shift.

Even if investors and governments suffer losses, the inflow of cash could produce innovations in areas like batteries that are needed to significantly reduce carbon emissions. “Wall Street will throw money at this problem,” said David Brown, principal analyst in the energy-transition practice at consulting and research firm Wood Mackenzie. “Some will lose and some will gain, and the net benefit is you will have new industries that will emerge.”

As recently as 2014, the world’s energy companies spent $735 billion on oil-and-gas extraction. The figure was less than half that last year, while spending on wind and solar projects rose to nearly $220 billion, up from about $135 billion six years earlier, according to Rystad Energy, a consulting firm. Some analysts predict spending on renewable energy will exceed oil and gas in the next several years.

To be sure, few banks or businesses have been willing to give up profitable business lines in the name of climate change. Investors and banks still finance industries that produce lots of carbon, though they often charge more to do it. And some of the climate-friendly initiatives launched by businesses and investment firms appear designed to do little more than burnish their reputations—a phenomenon called “greenwashing.” Some energy companies, for example, tout efforts to reduce carbon even while producing large amounts of oil and gas and seeking new fossil-fuel sources.

Some green-energy advocates, for their part, say the pace of investments still needs to accelerate substantially and target potential supply-chain bottlenecks such as raw materials used in rechargeable batteries.

The International Energy Agency said recently that global investment in energy projects needs to more than double from its current level to $5 trillion a year by 2030 to meet net-zero emission goals by midcentury. A large portion of the spending needs to be for renewables and other green projects, it said.

Wood Mackenzie has estimated that at least $50 trillion in investment will be needed to reduce fossil-fuel and other greenhouse-gas emissions by 2050 to meet the goals of the Paris climate accord. The figure is based on the agreement’s targets of the world getting to net-zero emissions in the next 30 years, and limiting the rise in average global temperatures to 1.5 degrees Celsius above preindustrial levels. Wood Mackenzie’s models estimated the amount of wind, solar, battery storage and other projects necessary to meet the temperature goal.

Roughly half of that money, the firm said, needs to go to areas such as wind and solar power and battery storage. Another $18 trillion is needed to modernize the electric grid, in part to transition to cleaner energies such as solar and wind.

The United Nations Intergovernmental Panel on Climate Change estimates that without these investments, costs from weather-related catastrophes and sea-level increases associated with climate change will reach tens of trillions of dollars in the decades ahead.

Total investment in renewable-energy projects, electric vehicles and other green efforts exceeded $520 billion last year, a record, according to Bloomberg New Energy Finance, which tracks green investments. Spending was up 12% from a year earlier and nearly 60% from 2015, Bloomberg data show.

“This is what’s really going to drive the momentum for the green shift to happen,” said Ajay Kochhar, the chief executive of Li-Cycle, which recycles battery materials and has agreements to work with several battery and auto makers. “It enables scale, which brings down costs, which then enables more proliferation. It’s a positive feedback effect that results.”

Reaching a deal to secure about $600 million in new financing earlier this year has allowed the Toronto-based company to pursue plans to expand operations in Rochester, N.Y., and around the world.

Financing costs for solar and onshore wind projects during the 2015-20 time period were 20% and 15% lower, respectively, than in the 2010-14 period, according to an Oxford University study.

Fossil-fuel projects, by contrast, have become riskier for investors. Credit-rating firms Moody’s Investors Service and Standard & Poor’s in recent months warned that industries that produce significant amounts of carbon could be hurt financially as governments, banks and money managers try to lower the carbon intensity of their investments.

Some of the $26 billion that Dominion Energy plans to spend on alternative energy is going toward one of the nation’s few major offshore wind facilities, a project off the coast of Virginia Beach, Va. When the project is completed in 2026, it is expected to be the largest offshore wind farm in the U.S., with about 180 turbines, enough to power 660,000 homes.

Virginia passed a clean energy act in 2020, mandating that Dominion be carbon free by 2045. The company, with its steady stream of income from electricity customers, says it was able to finance the project relatively cheaply.

Even in coal-rich West Virginia, a $200 million wind farm is under development. When construction began earlier this year, the governor, coal magnate Jim Justice, said, “This innovation, this diversification for West Virginia, is amazing.”

Investment firms are responding to demand from their clients. Since the start of 2019, a net $473 billion has flowed into stock mutual and exchange-traded funds with environmental goals as part of their mandates, while a net $103 billion has gone into all other stock funds, according to data from fund tracker Morningstar Inc. compiled by Goldman Sachs Group Inc. Investment firms started 579 new funds with environmental goals last year, the data show.

More than 70% of funds that invest based on environmental, social and corporate-governance practices across all asset classes beat the returns of funds that don’t have those objectives in the first four months of the year, according to Morningstar. Electric-car companies and renewable-energy producers have been some of the market’s best performing investments in recent years, although they have fallen off in recent weeks. Some investors say green-energy companies could struggle if interest rates rise and make early-stage investments less attractive.

Bridgewater Associates, the world’s largest hedge fund, launched a sustainable-investing venture in April in response to client demand. “Every day we hear from a different client who we didn’t think would be into” sustainable investing, said Karen Karniol-Tambour, co-chief investment officer of the new venture. “Now they are saying, ‘It’s part of my mandate.’ ”

The newest source of cash for clean-energy firms: special-purpose acquisition companies, or SPACs, shell companies that list on an exchange with the purpose of acquiring private firms to take them public. These blank-check companies, as they are known, have agreed to about 35 mergers worth nearly $95 billion with companies tied to green energy, sustainability or electric cars since March 2020, according to a Wall Street Journal analysis of figures from data provider SPAC Research.

SPAC mergers have become a popular alternative to initial public offerings for companies tied to areas like green energy, batteries and electric vehicles, in part because they allow private firms to make lofty projections about their future success. Those aren’t allowed in a traditional IPO.

Li-Cycle’s Mr. Kochhar has spent about half his time fundraising since the company was founded in 2016. Li-Cycle earlier this year reached a deal to go public through a SPAC valuing the firm at about $1.7 billion, which is expected to generate the roughly $600 million in new cash. “Money is not the constraint,” he said.

Some investors say many startups going public through SPACs are overvalued and could fail, leaving individual investors with losses even as SPAC insiders are protected through unique incentives. Shares of companies going public through SPACs have fallen lately.

Reed Hundt was the chairman of the Federal Communications Commission during the Clinton administration, when the internet and mobile phones were just starting to take off. He now runs the Coalition for Green Capital, which helps start so-called green banks that fund alternative energy. He sees parallels to the earlier era in the scale and the pace of change that is occurring in the energy industry.

“These are profound economic shifts,” he said. The wave of investment, he said, will drive down prices and accelerate the transition from fossil fuels. “The direction set by the market is to go to the cheapest possible fuels—which are wind and sun,” he said.

ReNew Power, one of India’s largest renewable-energy companies, is expected to raise $1.2 billion through a U.S. SPAC deal. ReNew has borrowed $1.4 billion since late last year at rates lower than what it paid before. The company plans to more than triple its wind and solar capacity by 2025, said Chief Executive Sumant Sinha.

ReNew expects revenue, which was about $680 million in the year ending in March, to surge as the energy market grows in India, one of the world’s largest polluters. Over the next two decades, India is expected to add electricity generation capacity equivalent to what exists today in the European Union, according to the IEA.

Companies and governments issued nearly $315 billion in green and sustainable bonds and other debt securities in the first quarter, more than triple the figure from a year earlier, according to the Institute of International Finance. Investors are willing to pay a premium for such bonds, in comparison to conventional bonds. That “greenium” pushes up bond prices and drives down yields, lowering borrowing costs.

Banks, which for years have been major funders of fossil-fuel companies, see increased financial and reputational risks in those industries. In April, JPMorgan Chase JPM 1.14% & Co. pledged $2.5 trillion over the next decade for environmental and social causes, including direct funding for wind and solar projects and assistance for clean-energy firms raising money. Bank of America Corp. BAC 1.27% said it hopes to mobilize and deploy $1.5 trillion in the sector by 2030.

“Today, banks fight over funding every wind and solar deal,” said Jigar Shah, the new head of the federal Energy Department’s Loan Programs Office, which oversees more than $40 billion in federal financing for clean energy projects.

Mr. Shah, formerly president of San Francisco sustainable-infrastructure company Generate Capital Inc., said in early May that the Energy Department’s loan office has had more than 130 formal consultations with businesses—the final step before an applicant files for a loan—since he took the job in March. He says he expects to have about 10 deals approved by August.

The loan office was criticized a decade ago after the failure of Solyndra, a California solar company it had backed, Mr. Shah points to successes, such as Tesla, which received a $465 million loan in 2010 that helped it accelerate production of the Model S and build a factory in California.

At the time, Tesla was a risky startup. Now, it is the most valuable auto maker in the world, with a market value of about $560 billion. The company repaid the loan ahead of schedule in 2013.

Tesla’s soaring stock helped ignite an investing frenzy around electric cars and batteries, and it has boosted the performance of many sustainable-investment funds, attracting more cash to the sector. Mr. Shah said the government can play an important role by backing early-stage companies, which draws in other investors.

Critics of such public-private investment plans say they can drive away private-sector capital because the government typically has the most senior loan, making it first to get repaid in the event of default. Another common criticism, that the government doesn’t have the expertise to assess risky startups, is one reason the loan-office job went to Mr. Shah, who spent much of his career making such assessments.

The Biden administration’s proposed $2.3 trillion infrastructure plan would expand subsidies through tax credits. Another administration proposal, the Clean Energy and Sustainability Accelerator Act, would provide $100 billion in funding for projects in renewable power, grid infrastructure and reforestation.

Alphabet Inc.’s Google committed to getting power from clean-energy sources around the clock by 2030. By signing upfront agreements with utilities to purchase clean energy, Google is helping them get better financing terms for their projects, said Michael Terrell, Google’s head of energy.

Microsoft Corp. MSFT -0.53% last year said it planned to offset all its carbon emissions since Bill Gates and Paul Allen founded it in 1975. Microsoft President Brad Smith said the company realized several years ago that the business case for investing in renewables had become stronger.

“This is where the world is going,” he said. “It’s where regulators are going. It’s where customers and investors are going.”

Write to Scott Patterson at scott.patterson@wsj.com and Amrith Ramkumar at amrith.ramkumar@wsj.com

Appeared in the May 22, 2021, print edition as ‘Wall Street’s New Mantra: Green Is Good.’

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“ReNew Global”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction,

(viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 that includes a proxy statement of RMG II, a consent solicitation statement of ReNew Global and a prospectus of ReNew Global. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew Global shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew Global are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.